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                                                                  EXHIBIT (A)(8)

Contact:                                Agency:

Kirk Johnson                            Dori Jones
VP of Finance, CFO                      Account Manager
AG Associates                           MCA, Inc.
Phone: 408/935-2004                     Phone:  650/968-8900
Fax:   408/935-2701                     Fax:    650/968-8900


              STEAG ELECTRONIC SYSTEMS TO ACQUIRE AG ASSOCIATES
                          FOR $5.50 PER SHARE IN CASH

ESSEN, Germany and SAN JOSE, California--Jan. 19, 1999--STEAG Electronic Systems GmbH and AG Associates, Inc. today jointly announced that they have entered into a definitive agreement for STEAG to acquire all of the outstanding shares of AG Associates for $5.50 per share in cash, which represents an approximate 26 percent premium over the closing price of the AG Associates common stock on Friday, Jan. 15, 1999.

According to the agreement, a wholly owned subsidiary of STEAG will commence a cash tender offer for the outstanding shares of AG Associates common stock no later than Jan. 26, 1999. Following the completion of the tender offer, STEAG intends to merge the existing subsidiary with and into AG Associates. AG Associates will then become a wholly owned subsidiary of STEAG.

Commenting on the acquisition, AG Associates Chairman and Chief Executive Officer Dr. Arnon Gat noted, "When we sat down with STEAG and looked at our respective companies, we found that we had very little customer overlap and shared a common vision. Looking forward, we knew that in order to remain competitive, AG would have to find the right partner. I am happy to say that STEAG is that partner."

STEAG Chief Executive Officer Dr. Hans Betz commented, "By acquiring AG Associates and combining it with our existing RTP operation, STEAG AST Elektronik, we feel that significant synergies and critical mass will be achieved on a global scale. In addition, we believe that both companies bring unique strengths that will benefit our respective customers."

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STEAG ELECTRONIC SYSTEMS TO ACQUIRE AS ASSOCIATES..............PAGE 2 OF 2


AG Associates' Board of Directors has unanimously approved the acquisition and has resolved to recommend to the shareholders that they accept STEAG's tender offer and tender their shares. SoundView Technology Group has served as AG Associates' financial advisor in connection with this transaction and has delivered to the directors of AG Associates its opinion that, as of Jan. 5, 1999, the consideration to be received by AG Associates' shareholders in the transaction is fair, from a financial point of view, to such persons.

Consummation of the acquisition is subject to customary conditions, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. STEAG's obligation to purchase any shares of AG Associates common stock in the tender offer is subject to the valid tender of a number of shares which, when added to the shares owned by STEAG, represent at least 90 percent of the AG Associates common stock then outstanding. If more than 50 percent but less than 90 percent of the outstanding shares of AG Associates common stock are tendered to STEAG's subsidiary in the tender offer, then STEAG may reduce the number of shares subject to the tender offer to 49.9 percent of the outstanding shares of AG Associates common stock. AG Associates then would call a special meeting of shareholders to vote on the merger of STEAG's subsidiary with and into AG Associates. When the merger is effected, each share of AG Associates common stock not tendered in the tender offer will be converted into the right to receive $5.50 in cash, subject to any dissenters' rights.

AG Associates is a leading supplier of rapid thermal processing (RTP) equipment to the worldwide semiconductor industry. Founded in 1981, AG Associates is headquartered in San Jose, and maintains customer service and support centers in the United States, Europe and Far East to support its global customer base. The company's common stock trades on the Nasdaq Stock Market under the symbol AGAI.

STEAG Electronic Systems GmbH, through its subsidiaries STEAG AST Elektronik and STEAG MicroTech, is a leading supplier of RTP and wet processing systems for semiconductor and silicon wafer production. STEAG has over 12 years' experience in the RTP industry, with well over 400 RTP systems now in production worldwide.

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